15045420

SEC
Mail Processing
Section

FEB 20 2015

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66431 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Carlson Parkway Suite 245
(No. and Street)

| Minneapolis | MN | 55447 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb — (612)-376-7381
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TG 2/23/15

DD 2/20/15

## OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R FOX
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

Steven Goldfarb
Signature

Chief Executive Officer
Title

James R Fox
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] ~~(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.~~ N.A. S.G.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Board of Directors
Woodbridge Financial Group, LLC and Subsidiary
Minneapolis, Minnesota

### *Report on the Consolidated Financial Statements*

We have audited the accompanying consolidated financial statements of Woodbridge Financial Group, LLC and Subsidiary (the "Company") as of December 31, 2014, and the related consolidated statements of operations, members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

### *Management's Responsibility for the Consolidated Financial Statement*

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

***Opinion***

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Financial Group, LLC and subsidiary as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Report on Supplementary Information***

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The Information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 12, 2015

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 105,648 |
| Accounts receivable | | 4,507 |
| Prepaid expenses | | 2,843 |
| Deposits | | 4,799 |
| Property and equipment, net | | 6,192 |
| TOTAL ASSETS | $ | 123,989 |
| | | |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Accounts payable and accrued expenses | $ | 2,687 |
| Deferred rent | | 2,660 |
| Total liabilities | | 5,347 |
| Members' equity | | 118,642 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 123,989 |

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2014

| | | |
|---|---|---|
| REVENUES | | |
| Transaction fees and consulting services | $ | 1,256,222 |
| | | |
| EXPENSES | | |
| Employee compensation, commissions and benefits | | 893,523 |
| Occupancy | | 58,186 |
| General and administrative | | 227,473 |
| TOTAL EXPENSES | | 1,179,182 |
| | | |
| OPERATING INCOME | | 77,040 |
| | | |
| NET INCOME | $ | 77,040 |

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

| | | |
|---|---|---|
| Balance, December 31, 2013 | $ | 96,983 |
| Capital contributions | | 107,619 |
| Capital distributions | | (163,000) |
| Net income | | 77,040 |
| Balance, December 31, 2014 | $ | 118,642 |

See accompanying notes to consolidated financial statements.

WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

| | | |
|---|---|---|
| Net income | $ | 77,040 |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Depreciation expense | | 10,103 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (4,507) |
| Prepaid expenses | | (564) |
| Accounts payable and accrued expenses | | 862 |
| Deferred rent | | (2,639) |
| NET CASH USED BY OPERATING ACTIVITIES | | 80,295 |
| FINANCING ACTIVITY | | |
| Member contributions | | 107,619 |
| Member distributions | | (163,000) |
| NET CASH USED BY FINANCING ACTIVITIES | | (55,381) |
| NET CHANGE IN CASH | | 24,914 |
| CASH, BEGINNING OF YEAR | | 80,734 |
| CASH, END OF YEAR | $ | 105,648 |

Supplemental disclosure of cash flow information:
Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | 0 |
| Income Taxes | $ | 0 |

See accompanying notes to consolidated financial statements.

**(1) Nature of business and significant accounting policies**

**Nature of business –** Woodbridge Financial Group, LLC and subsidiary provides investment banking and financial advisory services to corporate clients. All members experience limited liability to the extent of their capital balance.

**Principles of Consolidation –** The accompanying consolidated financial statements include the accounts of Woodbridge Financial Group, LLC and its wholly-owned subsidiary, Woodbridge Oil & Gas, LLC (collectively, the Company). Woodbridge Oil & Gas, LLC was created for the purpose of providing investment banking and financial advisory services to corporate clients specifically in the oil and gas industry. All significant intercompany accounts and transactions have been eliminated in consolidation.

A summary of the Company's significant accounting policies follows:

**Cash –** The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Accounts receivable –** Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2014. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

**Revenue recognition –** The Company earns revenue through retainer fees, success fees and consulting services.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Success fees: Success fees are owed to the Company on completion of a transaction. Success fees are recognized when the transaction is closed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

**Depreciation and amortization –** Property and equipment are recorded at cost. Depreciation and amortization are computed by accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance and repairs are expensed as incurred.

**Income taxes –** The Company is not a taxpaying entity for federal and state income tax purposes. Each member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the consolidated financial statements.

**Income taxes (continued)** – With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's consolidated statement of operations.

**Use of estimates** – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Property and equipment**

Property and equipment consisted of the following as of December 31, 2014:

| | | |
|---|---|---|
| Computers and equipment | $ | 32,195 |
| Furniture and fixtures | | 44,768 |
| Leasehold improvements | | 25,486 |
| Total cost | | 102,449 |
| | | |
| Accumulated depreciation | | 96,257 |
| Property and equipment, net | $ | 6,192 |

Depreciation expense charged to operations for the year ended December 31, 2014 was $10,103.

(3) **Leases**

The Company leases its office facility under a non-cancelable operating lease that expires on October 31, 2015. The Company is required to pay its pro rata share of real estate taxes, utilities, insurance, and maintenance of these facilities in addition to rent. Deferred rent is a result of three rent free months at the beginning of the lease. The deferred rent liability was $2,660 as of December 31, 2014. The future minimum rental payments required under the operating lease are as follows:

| | | |
|---|---|---|
| Years Ending December 31, | | |
| 2015 | | 26,801 |
| Total | $ | 26,801 |

Total rental expense was $58,186 for the year ended December 31, 2014.

**(4) Retirement Plan**

The Company has a 401(k) plan (the Plan) offered to employees meeting certain eligibility requirements as defined in the Plan. The Plan allows employees to contribute a pre-defined portion of salary towards a retirement savings account and provides for an employer match contribution up to 4%. Employer contributions to the Plan were $4,426 for the year ended December 31, 2014.

**(5) Net Capital requirements**

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2014, the Company had net capital of $100,301 which was $95,301 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1 as of December 31, 2014.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2014 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

**(6) Members' equity**

The Company reserves the right to purchase the equity of the other members.

**(7) Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU Number | Title | Effective Date |
|---|---|---|
| | | |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).* | After 12/15/13 |
| | | |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).* | After 12/15/14 |
| | | |
| 2014-08 | *Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).* | After 12/15/14 |
| | | |

| | | |
|---|---|---|
| 2014-09 | *Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).* | After 12/15/17 |
| | | |
| 2014-15 | *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).* | After 12/15/16 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**(8)Subsequent Events**

The Company has evaluated subsequent events occurring through February 17, 2014, the date that the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the Company's consolidated financial statements.

## (9) COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

## (10) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

**(11) Advertising Expense**

Advertising Costs are expensed as incurred. For the year ended December 31, 2014, the Company charged $32,319 to other operating expenses for advertising costs.

## SUPPLEMENTARY INFORMATION

WOODBRIDGE FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total members' equity | $ | 118,642 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Accounts receivable | | 4,507 |
| Prepaid expenses | | 2,843 |
| Rent Deposit | | 4,799 |
| Property and equipment, net | | 6,192 |
| Non-allowable assets | | 18,341 |
| Net capital before haircuts on securities positions | | 100,301 |
| Haircuts on securities positions | | - |
| Net capital | $ | 100,301 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total liabilities from statement of financial condition | $ | 5,347 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital requirement | $ | 5,000 |
| Excess net capital | $ | 95,301 |
| Ratio: Aggregate indebtedness to net capital | | 0.05 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

| | | |
|---|---|---|
| Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2013 | $ | 100,301 |
| Net audit adjustments | | - |
| Net capital per above | $ | 100,301 |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

**Woodbridge Financial Group, LLC**
**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2014**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

## Woodbridge Financial Group, LLC
## Schedule III - Exemption Report Required by SEC Rule 17a-5, 17 C.F.R
## As of December 31, 2014

Woodbridge Financial Group, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities and Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the exemption provision in Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2014 without exception.

**Woodbridge Financial Group, LLC**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Woodbridge Financial Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Woodbridge Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Woodbridge Financial Group, LLC stated that Woodbridge Financial Group, LLC mets the identified exemption provisions throughout the most recent fiscal year without exception. Woodbridge Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodbridge Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 12, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE

# Assertions Regarding Exemption Provisions

We, as members of management of Woodbridge Financial Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Woodbridge Financial Group, LLC

By:

Steven Goldfarb, Chief Executive Officer
January 29, 2015

**Woodbridge Financial Group, LLC**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Woodbridge Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Woodbridge Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Woodbridge Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Woodbridge Financial Group, LLC's management is responsible for Woodbridge Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Woodbridge Financial Group, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 12, 2015

**Woodbridge Financial Group, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2014**

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 3,128 |
| SIPC-6 general assessment<br>Payment made on July 25, 2014 | | (3,079) |
| SIPC-7 general assessment<br>Payment made on February 8, 2015 | | (49) |
| **Total assessment balance**<br>**(overpayment carried forward)** | $ | - |